r77c.txt



PIMCO Global StocksPLUS(r) & Income Fund - 77C Attachment:


Annual Shareholder Meeting Results:

The Fund held its annual meeting of shareholders on July 17, 2014. Shareholders voted as indicated below:

Re-election of Alan Rappaport-Class III to serve until the annual meeting for the 2017-2018 fiscal year

Affirmative 	Withheld Authority
9,048,836 	344,253

Re-election of John C. Maney*-Class III to serve until the annual meeting for the 2017-2018 fiscal year

Affirmative 	Withheld Authority
9,055,815 	337,274

The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. Hans W. Kertess, Bradford K. Gallagher, James A. Jacobson and William B. Ogden, IV continued to serve as Trustees of the Fund.

* Interested Trustee


Special Shareholder Meeting Results:

The Funds held a special meeting of shareholders on June 9, 2014 to vote on the approval of the new investment management agreement between the Funds and PIMCO, as discussed in the Notes to Financial Statements. The special meeting was convened as scheduled on June 9, 2014. However, because sufficient votes in favor of the proposal had not been received for any Fund at the time of the special meeting, the shareholders of each Fund present voted to adjourn the special meeting to July 10, 2014 to permit further solicitation of proxies. On July 10, 2014 the special meeting was reconvened, and common and preferred shareholders (if any) of each Fund voted as indicated below:

Approval of an Investment Management Agreement between
PIMCO Global StocksPLUS(r) & Income Fund and Pacific
Investment Management Company LLC

For 		Against		Abstain
4,657,503 	193,800	 	757,122